April 4, 2014

VIA EDGAR CORRESPONDENCE
Ms. Liz Walsh
AD Office 2
Division of Corporate Finance
100 F Street NE
United States Securities and Exchange Commission
Washington, DC 20549

Re:    The Dixie Group, Inc.
Registration Statement on Form S-3
Filed March 14, 2014
File No. 333-194571

Dear Ms. Walsh:

Thank you for giving us comments on the phone on the Registration Statement on Form S-3 filed on March 14, 2014 (the “Registration Statement”) by The Dixie Group, Inc. (the “Company”).

To assist in your review, we have typed the text of the your comments in advance of each of our responses below.

1.	In the legal opinion attached to the Registration Statement as Exhibit 5.1, the assumption in the fifth full paragraph on page 2 appears to be inconsistent with numbered opinion 3 on pages 3-4.

We will delete the fifth full paragraph on page 2 from our opinion, and the Company will file an amendment to the Registration Statement with a revised opinion in the form attached to this letter as Exhibit A.

2.	Confirm that at the time of an offering under the Registration Statement, you will file an unqualified opinion.

At the time of any offering under the Registration Statement, we will deliver an unqualified opinion with respect to the securities being offered, and the Company will file the opinion with a Current Report on Form 8-K.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses, please call or email the undersigned at (423-785-8208; jhenry@millermartin.com) or Frank M. Williams at (423-785-8206; fwilliams@millermartin.com).

Very truly yours,

/S/ John F. Henry, Jr.

cc: Jon A. Faulkner